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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)

                         Lexington Precision Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.25 per share
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                         (Title of Class of Securities)


                                    529529109
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                                 (CUSIP Number)

                                Mr. Warren Delano
                             Lubin, Delano & Company
                                767 Third Avenue
                            New York, New York 10017
                              Phone: (212) 319-4650
                               Fax: (212) 319-4659

                                 With a copy to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 18, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 529529109                                               PAGE 2 OF 6
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  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Warren Delano
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          WC, PF, 00 (See Item 3)
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------
                        (7)    SOLE VOTING POWER

                               1,304,425 (See Item 5)
                       --------------------------------------------------------
  NUMBER OF             (8)    SHARED VOTING POWER
   SHARES
BENEFICIALLY                   89,062 (See Item 5)
  OWNED BY             --------------------------------------------------------
    EACH                (9)    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      1,304,425 (See Item 5)
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               89,062 (See Item 5)
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,487 (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------















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-------------------                                               -----------
CUSIP NO. 529529109                                               PAGE 3 OF 6
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  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Michael A. Lubin
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)

          WC, PF, 00 (See Item 3)
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------
                        (7)    SOLE VOTING POWER

                               1,523,279 (See Item 5)
                       --------------------------------------------------------
  NUMBER OF             (8)    SHARED VOTING POWER
   SHARES
BENEFICIALLY                   89,062 (See Item 5)
  OWNED BY             --------------------------------------------------------
    EACH                (9)    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      1,523,279 (See Item 5)
    WITH               --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               89,062 (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,542,341
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [ X ]

          Does not include 70,000 shares of Common Stock owned by the
          Reporting Person's two sons, each of whom owns 35,000 shares.
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------















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CUSIP NO. 529529109                                               PAGE 4 OF 6
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         This statement constitutes Amendment No. 22 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the "Schedule 13D"), with respect to the common stock, $.25 par value per share ("Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

         Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 4, 5, 6 and 7 of the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

         The response of Messrs. Delano and Lubin to Item 4 is hereby amended and supplemented by adding the following to Item 4:

         On December 18, 2003, the Issuer completed the exchange offer commenced on July 10, 2002, as amended on March 7, 2003, and as further amended and supplemented on September 18, 2003 (the "Exchange Offer"), to holders of its 12 3/4% Senior Subordinated Notes due February 1, 2000 (the "Old Notes"). As a consequence of the consummation of the Exchange Offer, Messrs. Delano and Lubin jointly hold 311 units ("Units"), consisting of $311,000 principal amount of 12% Senior Subordinated Notes due August 1, 2009 ("New Notes"), and 3,110 warrants to purchase common stock ("Warrants") and Mr. Lubin and his associates and affiliates hold 2,520 Units, consisting of $2,520,000 principal amount of New Notes and 25,200 Warrants.

         Simultaneously with, and as a condition to, the completion of the Exchange Offer, Messrs. Delano and Lubin exchanged the Issuer's 14% Junior Subordinated Notes for (1) 103,731 shares of Issuer's Common Stock and (2) units consisting of $346,667 principal amount of the Issuer's 13% junior subordinated notes due November 1, 2009 ("New Junior Notes"), and 3,467 Warrants. Pursuant to the exchange, Mr. Delano received 7,632 shares of Common Stock and Mr. Lubin received 96,099 shares of Common Stock and units consisting of $346,667 principal amount of New Junior Notes and 3,467 Warrants.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------ -

         The response of Messrs. Delano and Lubin to Item 5 is hereby deleted in its entirety and replaced with the following:

                  (a) Mr. Delano may be deemed to beneficially own 1,393,487 shares of Common Stock, or 28.3% of the Issuer's Common Stock and Mr. Lubin may be deemed to beneficially own 1,542,341 shares of Common Stock, or 31.3% of the Issuer's Common Stock (in each case, based upon the 4,931,767 shares of Common Stock outstanding as of December 18, 2003). Mr. Lubin disclaims beneficial ownership of 70,000 shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, with respect to which Mr. Lubin acts as a custodian under UGMA.

                  (b) Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to 1,304,425 shares of Common Stock which may be deemed to be


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CUSIP NO. 529529109                                               PAGE 5 OF 6
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beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of Common Stock which may be deemed to be beneficially owned by him. Sixty days prior to the date on which the Warrants become exercisable, Mr. Delano will hold shared power to vote shares and dispose of shares with respect to an additional 3,110 shares of Common Stock underlying the Warrants.

                  Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to 1,523,279 shares of Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of the Common Stock which may be deemed to be beneficially owned by him. Sixty days prior to the date on which the Warrants become exercisable, Mr. Lubin will hold (i) sole voting and dispositive power over an additional 16,420, shares of Common Stock underlying Warrants held by him and his sons, (ii) shared voting power over an additional 4,660 shares of Common Stock underlying Warrants held jointly by him and Mr. Delano and by him and his wife, (iii) shared dispositive power over an additional 11,890 shares of Common Stock underlying Warrants held jointly by him and Mr. Delano, held jointly by him and his wife, and held individually by his father, mother, wife, brother and sister-in-law. At such time, Mr. Lubin intends to disclaim beneficial ownership of the shares of Common Stock underlying Warrants held individually by his wife, sons, mother, father, brother and sister-in-law.

                  (c) For a description of transactions by Messrs. Delano and Lubin in the Issuer's Common Stock effected during the past 60 days, see Item 3 of this Statement.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.
                  ---------------------------------------- -

         See Item 3 of this Amendment No. 22, which is incorporated herein by reference.

Item 7.           Materials to be Filed as Exhibits.
                  ---------------------------------

         99.1     Joint Filing Agreement


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CUSIP NO. 529529109                                               PAGE 6 OF 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 21, 2004


                                        /s/ Warren Delano
                                        --------------------------------------
                                        Warren Delano

                                        /s/ Michael A. Lubin
                                        --------------------------------------
                                        Michael A. Lubin